ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

May 2, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Susan Block

Re:	Nordic American Offshore Ltd.

Registration Statement on Form F-1

Filed on April 17, 2014

File No. 333-194612

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-1 of Nordic American Offshore Ltd. (the “Company”) in connection with the registration of the Company’s common stock, par value $0.01 per share (the “Original Draft Registration Statement”), under the Securities Act of 1933, as amended (the “Securities Act”), that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on February 3, 2014. By letter dated February 28, 2014 (the “First Comment Letter”) the staff (the “Staff”) of the Commission provided the Company with its comments to the Original Draft Registration Statement. The first amended registration statement on Form F-1 (the “First Amended Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, were filed with the Commission for review on March 17, 2014. By letter dated April 1, 2014 (the “Second Comment Letter”) the Staff of the Commission provided the Company with its comments to the First Amended Registration Statement. The second amended registration statement on Form F-1 (the “Second Amended Registration Statement”), which responded to the Staff’s comments contained in the Second Comment Letter, was filed with the Commission for review on April 17, 2014.

This letter sets forth the response of the Company to the comment letter dated April 30, 2014 (the “Third Comment Letter”) of the Staff of the Commission with respect to the Company’s Second Amended Registration Statement. The Company has today filed via EDGAR its amended registration statement on Form F-1 (the “Third Amended Registration Statement”), which responds to the Staff’s comments contained in the Third Comment Letter. The Third Amended Registration Statement also includes certain updates related to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Third Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Third Amended Registration Statement showing changes made from the Second Amended Registration Statement. Page numbers referenced are to the Third Amended Registration Statement.

Our Relationship with Nordic American Tankers Limited, page 2

1.	We note your disclosure that NAT announced that its board of directors intends to declare a dividend composed of a portion of your common shares. To the extent practicable, please quantify what is meant by a “portion,” if known. Also, please reflect a discussion under “Security Ownership of Certain Special Beneficial Owners,” at page 69, if applicable, to beneficial ownership or advise.

NAT has advised the Company that it expects to distribute to NAT’s shareholders approximately 666,666 NAO common shares. The Company has clarified the disclosure throughout the Third Amended Registration Statement, including the disclosure on page 2 and in the “Security Ownership of Certain Beneficial Owners and Management” section on page 68.

The Offering, page 9

Use of Proceeds, page 9

2.	We note your response to our prior comment 4 and that you have listed the “success fee” under Use of Proceeds here, but not under “Use of Proceeds,” at page 32. Please revise for consistency or advise.

In response to the Staff’s comment, the Company has updated the “Use of Proceeds” section on page 31 to include the “success fee.”

Risk Factors, page 13

We rely on the oil and gas industry, page 13

3.	We note your response to prior comment 5 and revised disclosure on pages 13-14. The first paragraph on page 14 appears to mitigate the risk presented. Please remove this mitigating disclosure accordingly. Alternatively, balance this disclosure and place the risk presented in context by briefly describing the North Sea PSV market conditions in 2012.

In response to the Staff’s comment, the Company has removed the last paragraph on page 12.

Exhibits

Exhibits 10.2 and 10.3

4.	We note you response to our prior comment 1 and that you have filed the two memoranda of agreement as exhibits 10.2 and 10.3. We further note that the agreements contain strikethrough marks. Please explain to us why the exhibits have been filed with strikethrough marks.

The memoranda of agreements were prepared using a standard form for ship sales and purchases, called the Norwegian Sale Form Memorandum of Agreements (or “NSF”). The NSF is a printed form published by the Norwegian Shipbrokers’ Association and the Baltic and International Maritime Council. In accordance with the custom of the industry and the software format of the NSF, changes to the printed form that are not otherwise visible from the inserted text are shown as strikethroughs.

The Company respectfully refers the Staff to the disclaimer at the bottom of each section in the memoranda of agreements filed as exhibits 10.2 and 10.3.

Other

5.	To the extent that our comments on this registration statement are applicable to your registration statement on Form F-4 (file no. 333-194618), please continue to make conforming changes to that Form F-4 as well.

The Company confirms that it will make conforming changes to the registration statements on Form F-4.

If you have any questions or comments concerning the enclosed, please feel to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe